NATIONAL HOUSING PARTNERSHIP REALTY FUND I
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

July 14, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Housing Partnership Realty Fund I
      Form 10-KSB for the year ended December 31, 2004 File No. 0-13465

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Housing Partnership Realty Fund I, a Maryland limited partnership (the "Partnership"), in a letter dated June 15, 2005, which was sent in response to the Partnership's June 9, 2005 response to the Staff's second comment letter dated May 25, 2005, which was sent in response to the Partnership's May 10, 2005 response to the Staff's original comment letter dated April 13, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter dated June 15, 2005.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 -  Summary  of  Partnership  Organization  and  Significant  Accounting
Policies

Recent Accounting Pronouncements

1. Comment: Considering the disproportionate voting rights of the Partnership and your response to our May 25, 2005 comment 2 stating the Partnership has not identified parties other than the Partnership and NHP, a related party, involved in the activities of the local limited partnerships, and for whom these activities are conducted, it appears you have met the criteria in paragraph 5(c). Please explain how you have concluded that the local limited partnerships are not VIEs under paragraph 5(c) as stated in your response to our April 13, 2005 comment 2 in light of these facts.

         Response: After considering the Staff's comments and the requirements of FIN 46R, the Partnership has concluded that each of the local limited partnerships are VIEs because they meet the criteria in paragraph 5(c). The Partnership's prior conclusion that the local limited partnerships are not VIEs did not properly consider footnote 11 to paragraph 5(c) of FIN 46R, which states in part "activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor". In instances in which the general partner of the local limited partnership is The National Housing Partnerships ("NHP"), activities that involve or are conducted on behalf of the general partner of the local limited partnership must be treated as if they involve or are conducted on behalf of the Partnership due to the related party relationship between NHP and the Partnership. Because the activities of the local limited partnerships do not involve and are not conducted on behalf of parties other than NHP and the Partnership, it is necessary to treat substantially all of the activities as involving or being conducted on behalf of the Partnership, the investor with disproportionately few voting rights. Therefore, the local limited partnerships meet the conditions in paragraph 5(c) and are VIEs.

         The Partnership has considered the requirements of paragraphs 16 and 17 of FIN 46R and determined that the general partner is the member of the related party group that is most closely associated with, and therefore is the primary beneficiary of, the local limited partnerships that we now consider to be VIEs based on our reconsideration of paragraph 5(c). Accordingly, the Partnership should not consolidate the VIEs and the basic financial statements are not affected by the Partnership's determination that the local limited partnerships are VIEs.

         The Partnership will revise its disclosure of significant accounting policies in future filings to include information required by paragraph 24 of FIN 46R as it applies to the local limited partnerships that were determined to be VIEs.

2. Comment: Given the related party relationship of the Partnership and the general partner of the local limited partnerships, please explain the substance of the Partnership's ability to remove the general partner without cause. Please provide the relevant terms of the partnership agreements, as applicable.

         Response: NHP, as general partner of the Partnership has fiduciary responsibilities to the limited partners of the Partnership. The Partnership believes that these fiduciary responsibilities provide substance to the Partnership's ability to remove the general partner of the local limited partnerships without cause. However, the right of the Partnership to remove the general partner without cause is a moot issue as it impacts the determination of whether the local limited partnerships are VIEs, based on the Partnership's revised determination that each of the local limited partnerships are VIEs as discussed above in the response to comment 1.




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                                    * * * * *

As requested by the Staff in its letter dated April 13, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                    Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer of
                                    National Corporation for Housing
                                    Partnerships, the general partner of The
                                    National Housing Partnership, the general
                                    partner of National Housing Partnership
                                    Realty Fund I